
03050147

RAYTEC DEVELOPMENT CORP.
#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel (604) 683-8610
Fax (604) 683-4499


SEC MAIL PROCESSING
RECEIVED
APR 0 2 2003
WASH. D.C. 184 SECTION

SUPPL

March 31, 2003

United States Securities
and Exchange Commission
Division of Corporation Finance
450 Fifth Street N.W.
Washington, D.C.
20549

Exemption Number 82-3553

Dear Sirs:

Re: Raytec Development Corp.
British Columbia, Canada
12g3-2(b) Exemption - 82-3553

Please find enclosed additional documents required to be filed in connection with the above Exemption.

In this report I enclose the following:

PROCESSED
APR 24 2003
THOMSON FINANCIAL

1. News Release dated February 3, 2003;
2. News Release dated February 13, 2003;
3. News Release dated March 25, 2003;
4. Advance Notice of the 2003 Annual General Meeting;
5. Notice of Meeting, Information Circular, Proxy and Supplemental Mailing Return Card;
6. October 31, 2002 Audited Financial Statement; and
7. Quarterly Report for the period ended January 31, 2003.

I trust you will find the enclosed to be in order and if you have any questions please do not hesitate to contact the undersigned.

Yours truly,

RAYTEC DEVELOPMENT CORP.



Per:
Toni Vodola
Corporate Secretary
Enclosures



#82-3553


SEC MAIL PROCESSING
RECEIVED
APR 0 2 2003
WASH. D.C. 184 SECTION

RAYTEC DEVELOPMENT CORP.
#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel: (604) 683-8610
Fax: (604) 683-4499

WEBSITE http://www.raytecnet.com
Trading Symbol: TSX-V: RAY

PRESS RELEASE

RAYTEC ANNOUNCES DISTRIBUTION AGREEMENT

VANCOUVER, BC – February 3, 2003 --- Raytec Development Corp. announced today that it has reached a distribution agreement with Gulf Engineering Company Inc., a diversified industrial company that is currently seeking approval for use of the Sani-T-Bag™ in five states to be used as an algaecide in industrial cooling towers.

Gulf Engineering is a member of Associated Laboratories Inc., an international water consulting service with twenty companies operating 39 offices, 19 manufacturing facilities and 17 laboratories in association with 192 field representatives.

Under the terms of the agreement Raytec Technologies Inc. (RTI) commits to selling 1,000 to 2,000 Sani-T-Bag™ units per month to Gulf Engineering. "We are using our first EPA registration to access a widespread industrial application with enormous future potential for the company", states RTI's President and CEO Bernardo Rico.

Production at RTI's manufacturing facility has capacity to produce about 1,000 to 3,000 units per day. Upon receipt of EPA Approval for the Sani-T-Bag™ as a hard surface sanitizer, the company expects that this facility will need to be upgraded accordingly.

About RTI
RTI, a subsidiary of Raytec Development Corp. is a manufacturer of specialty antimicrobials with particular emphasis on dry-media chlorine dioxide. It's leading product, Sani-T-Bag™, has EPA registration as a biocide for cooling towers and allows for the safe and low cost production of chlorine dioxide for a variety of uses, such as hard surface disinfecting, food processing, odor control, and in controlling the ripening and shrinkage of produce. The company is also expecting registration for hard surface sanitation. RTI's manufacturing and laboratory facilities are located in Columbus, OH.

About Raytec
Established in 1979, Raytec currently ranks as the leading manufacturer, developer and marketer of perishable-food control systems for the North American commercial grocery industry. Clients include such household names as: Albertson's, Fred Meyer, Lowes Foods, Safeway and Winn-Dixie. Raytec's technologies help the food industry improve profit margins by reducing product loss, enhancing product quality and controlling safe food processing.

For further information on Raytec Development Corp. contact:

Investor Relations
Suite 1104, 750 West Pender Street
Vancouver, BC V5C 2T8
Tel: 604.683-8610
Toll Free: 1.800-533-6633
info@raytecnet.com
www.raytecnet.com

RAYTEC DEVELOPMENT CORP.

"Jerry Minni"

Jerry A. Minni
President & CEO

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

82-3553

RAYTEC DEVELOPMENT CORP.
#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel: (604) 683-8610
Fax: (604) 683-4499

WEBSITE http://www.raytecnet.com
Trading Symbol: TSX-V: RAY

PRESS RELEASE

RAYTEC SIGNS FIVE YEAR EXCLUSIVE DISTRIBUTION AGREEMENT

VANCOUVER, BC – February 13, 2003 ---Raytec Technologies Inc. (RTI) announced today that they have signed a five-year exclusive agreement with Watertec Australia, a leading water service company specializing in industrial water treatment and water purification. The agreement covers the use of the Sani-T-Bag™ in Australia for industrial cooling towers. Watertec provides service for cooling towers including the monitoring and control of Legionella.

"This agreement gives RTI the first entry into an important international market and is consistent with our strategy to capitalize on global opportunities for the Sani-T-Bag™. There are literally thousands of small to medium-size cooling towers in every industrial city in the world with the corresponding opportunity for RTI to establish a solid business base", says Bernardo Rico, President and CEO of RTI. The company expects to sign similar agreements with other Pacific Rim countries in the near future.

Legionella is an organism found in many types of water systems having the ability to reproduce in warm, stagnant water (90°-105°F), such as that found in hot water tanks, cooling towers and evaporative condensers of large air conditioning systems found worldwide. RTI's Sani-T-Bag™ is specifically effective against these bacteria, with Australia requiring that all cooling towers be inspected and checked twice per year for evidence of Legionella.

About RTI
RTI, a subsidiary of Raytec Development Corp. is a manufacturer of specialty antimicrobials with particular emphasis on dry-media chlorine dioxide. It's leading product, Sani-T-Bag™, has EPA registration as a biocide for cooling towers and allows for the safe and low cost production of chlorine dioxide for a variety of uses, such as hard surface disinfecting, food processing, odor control, and in controlling the ripening and shrinkage of produce. The company is also expecting registration for hard surface sanitation. RTI's manufacturing and laboratory facilities are located in Columbus, OH.

About Raytec
Established in 1979, Raytec currently ranks as the leading manufacturer, developer and marketer of perishable-food control systems for the North American commercial grocery industry. Clients include such household names as:

Albertson's, Fred Meyer, Lowes Foods, Safeway and Winn-Dixie. Raytec's technologies help the food industry improve profit margins by reducing product loss, enhancing product quality and controlling safe food processing.

For further information on Raytec Development Corp. contact:

Investor Relations
Suite 1104, 750 West Pender Street
Vancouver, BC V6C 2T8
Tel: 604.683-8610
Toll Free: 1.800-533-6633
info@raytecnet.com
www.raytecnet.com

RAYTEC DEVELOPMENT CORP.

"Jerry Minni"

Jerry A. Minni
President & CEO


SEC MAIL PROCESSING
RECEIVED
APR 0 9 2003
WASH. D.C. 184 SECTION

RAYTEC DEVELOPMENT CORP.
#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel: (604) 683-8610
Fax: (604) 683-4499

WEBSITE http://www.raytecnet.com
Trading Symbol: TSX-V: RAY

PRESS RELEASE

VANCOUVER, BC – March 25, 2003 --- Raytec Development Corp. (RAY-TSX-V) announced today that it has received its first purchase order for its proprietary Sani-T-Bag™ product, for use as an algaecide in Cooling Towers.

"This is a watershed moment in our development." CEO Bernardo Rico States. "We fully expect that this product and its use under our current EPA registration to account for substantial future revenue."

Raytec currently has one EPA registration for its Sani-T-Bag™ technology and is awaiting an imminent second for use as a hard surface sanitizer.

About RTI

RTI, a subsidiary of Raytec Development Corp. is a manufacturer of specialty antimicrobials with particular emphasis on dry-media chlorine dioxide. It's leading product, Sani-T-Bag™, has EPA registration as a biocide for cooling towers and allows for the safe and low cost production of chlorine dioxide for a variety of uses, such as hard surface disinfecting, food processing, odor control, and in controlling the ripening and shrinkage of produce. The company is also expecting registration for hard surface sanitation. RTI's manufacturing and laboratory facilities are located in Columbus, OH.

About Raytec

Established in 1979, Raytec currently ranks as the leading manufacturer, developer and marketer of perishable-food control systems for the North American commercial grocery industry. Clients include such household names as: Albertson's, Fred Meyer, Lowes Foods, Safeway and Winn-Dixie. Raytec's technologies help the food industry improve profit margins by reducing product loss, enhancing product quality and controlling safe food processing.

For further information on Raytec Development Corp. contact:

Investor Relations
Suite 1104, 750 West Pender Street
Vancouver, BC V6C 2T8
Tel: 604.683-8610
Toll Free: 1.800-533-6633
info@raytecnet.com
www.raytecnet.com

RAYTEC DEVELOPMENT CORP.

Per: "Jerry Minni"

Jerry A. Minni
President & CEO

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

#82-3553

ADVANCE NOTICE OF ANNUAL GENERAL MEETING

The Annual General Meeting of the members of **Raytec Development Corp.** (the "Company"), will be held on Tuesday, April 22, 2003. The Company hereby invites written nominations for directors signed by members holding in the aggregate not less than 10% of the shares having the right to vote at the meeting. If any such nomination is delivered to the registered office of the Company, 2100 - 1111 West Georgia Street, Vancouver, B.C. V6E 4M3, not less than 35 days before the date of the meeting, accompanied by the information as to the nominee required to be furnished in the information circular, the Company will include the name of the nominee in the form of proxy and the information as to the nominee in the information circular sent by the management of the Company pursuant to sections 153 and 154 of the *Company Act*.

A person may be disqualified from becoming or acting as a director by Section 114 of the *Company Act*. No additional qualifications are imposed by the Articles of the Company.

BY ORDER OF THE BOARD

INFORMATION CIRCULAR

for the

ANNUAL GENERAL MEETING

of

RAYTEC DEVELOPMENT CORP.

to be held on

TUESDAY, APRIL 22, 2003

INFORMATION CIRCULAR

RAYTEC DEVELOPMENT CORP.
Suite 1104 – 750 West Pender Street
Vancouver, British Columbia
Canada V6C 2T8
Website: http://www.raytecnet.com

(all information as at March 11, 2003 unless otherwise noted)

PERSONS MAKING THE SOLICITATION

This Information Circular is furnished in connection with the solicitation of proxies being made by the management of Raytec Development Corp. (the "Company") for use at the Annual General Meeting of the Company's shareholders (the "Meeting") to be held on Tuesday, April 22, 2003 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company.

All costs of this solicitation will be borne by the Company.

APPOINTMENT OF PROXIES

The individuals named in the accompanying form of Proxy are directors or officers of the Company. **A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER'S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER FORM OF PROXY.** A Proxy will not be valid unless the completed, dated and signed form of Proxy is delivered to Pacific Corporate Trust Company, of 10th Floor, 625 Howe Street, Vancouver, British Columbia, Canada V6C 3B8, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, or is delivered to the Chair of the Meeting prior to the commencement of the Meeting.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the *brokerage firm, bank or trust* company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of the person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting (the "Meeting") of the shareholders of **Raytec Development Corp.** (the "Company") will be held on Tuesday, April 22, 2003, at 2100 – 1111 West Georgia Street, Vancouver, British Columbia, Canada, at the hour of 9:30 a.m. (local time in Vancouver, B.C.) for the following purposes:

1. To receive the audited annual financial statements of the Company for its fiscal year ended October 31, 2002;
2. To determine the number of directors at three;
3. *To elect a Class I director for a three year period;*
4. To appoint Manning Elliott, Chartered Accountants, as the Company's auditor for the ensuing fiscal year and to authorize the directors to set the auditor's remuneration; and
5. To approve the transaction of such other business as may properly come before the Meeting.

Accompanying this Notice is an Information Circular and a form of Proxy.

Shareholders unable to attend the Meeting in person should read the notes to the enclosed Proxy and complete and return the Proxy to the Company's Registrar and Transfer Agent or at the Meeting within the time required by, and to the location set out in, the notes to the Proxy.

The enclosed Proxy is solicited by management of the Company and shareholders may amend it, if desired, by inserting in the space provided, the name of an individual designated to act as proxyholder at the Meeting.

Take notice that pursuant to section 111 of the *Company Act* (British Columbia) ("Company Act") and section 4(2) of the *Company Act Regulations*, there are no qualifications for directors provided by the Company's Articles or by the Company Act other than that the majority of the directors must be persons ordinarily resident in Canada and one director must be ordinarily resident in British Columbia, and no election of a person as a director is valid unless the person consented to act as a director before the election or, if elected at a meeting, the person was present and did not refuse to act as a director. The Company Act provides in subsection 114(1) that a person is not qualified to become a director who is: under the age of 18 years; found to be incapable of managing the person's own affairs by reason of mental infirmity; an undischarged bankrupt; unless the court orders otherwise, convicted in or out of British Columbia of an offence in connection with the promotion, formation or management of a corporation or involving fraud unless five years have elapsed since the expiration of the period fixed for suspension of the passing of sentence without sentencing or since a fine was imposed or the term of imprisonment and probation imposed, if any, was concluded, whichever is the latest, but the disability imposed ceases on a pardon being granted under the *Criminal Records Act* (Canada); or a person whose registration in any capacity has been cancelled under the *Securities Act* (British Columbia) by either the B.C. Securities Commission or the Executive Director, or under the *Mortgage Brokers Act* (British Columbia) by either the Commercial Appeals Commission or the Registrar of Companies unless the applicable Commission, the Executive Director or the Registrar of Companies, whichever is applicable, otherwise orders or unless five years have elapsed since the cancellation of the registration.

DATED at Vancouver, British Columbia, this 11th day of March, 2003.

BY ORDER OF THE BOARD

"Jerry A. Minni"
Jerry A. Minni
Chairman of the Board, President, Chief Executive Officer and Chief Financial Officer.


SEC MAIL PROCESSING
RECEIVED
APR 0 9 2003
WASH. D.C. 184 SECTION

482-5555

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a *form of proxy* **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and **deliver it to Pacific Corporate Trust Company** as provided above; or

(b) more typically, be given a voting instruction form **which is not signed by the Intermediary**, and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company**, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares, which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

REVOCATION OF PROXIES

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at 2100 – 1111 West Georgia Street, Vancouver, British Columbia, Canada V6E 4M3, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it or to the Chair of the Meeting on the day of the Meeting or any adjournment of it. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.**

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

EXERCISE OF DISCRETION

If the instructions in a Proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the Proxy and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to the form of Proxy.

The enclosed form of Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date hereof, the Company has issued and outstanding 6,022,305 fully paid and non-assessable Common shares without par value, each share carrying the right to one vote. **The Company has no other classes of voting securities.**

Any shareholder of record at the close of business on March 11, 2003 *who either personally attends the Meeting or* who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such shareholder's shares voted at the Meeting.

To the best of the knowledge of the directors and senior officers of the Company, the only persons who, or corporations which, beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company are:

Shareholder Name	Number of Shares	Percentage of Issued Shares
Jerry A. Minni [(1)]	1,655,484 [(2)]	27.5%

(1) Mr. Minni is the Chairman of the Board, President, Chief Executive Officer, Chief Financial Officer and a director of the Company.

(2) Of these shares, 2,900 are held indirectly by JVM Management Ltd., a private B.C. company owned 50% by Mr. Minni and 50% by his wife.

EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers"):

(a) the Company's chief executive officer;

(b) each of the Company's four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $100,000 per year; and

(c) any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

As at October 31, 2002, the end of the most recently completed fiscal year of the Company, the Company had three Named Executive Officers, whose names and positions held within the Company are set out in the summary of compensation table below.

Summary of Compensation Table

The following table is a *summary of compensation paid* to the Named Executive Officers for each of the Company's three most recently completed fiscal years.

Name and Principal Position of Named Executive Officer	Fiscal Year Ending Oct. 31	Annual Compensation			Long Term Compensation			All Other Compensation
					Awards		Payouts	
		Salary	Bonus	Other Annual Compensation	Securities Under Options / SARs Granted	Restricted Shares or Restricted Share Units	LTIP Pay-Outs	
Jerry A. Minni Chairman, President, CEO and CFO	2002 2001 2000	$120,000 [1] $120,000 [1] $120,000 [1]	Nil Nil Nil	Nil Nil Nil	Nil 75,000 [2] 20,000 [3]	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil
Bernardo N. Rico President and CEO of Subsidiary [4]	2002 2001 2000	$ 92,400 [1] $205,400 [1] $114,887 [1]	Nil Nil Nil	Nil Nil Nil	Nil 20,000 15,000 [3]	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil
Robert L. Thompson *President* and CEO of Subsidiary [5]	2002 2001 2000	$115,500 $103,950 $ 8,662	Nil Nil Nil	Nil Nil Nil	Nil 10,000 Nil	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil

(1) These monies were paid pursuant to employee services agreements. Refer to "Termination of Employment, Change in Responsibilities and Employment Contracts" for further particulars.
(2) 25,000 of these stock options were cancelled on November 22, 2001.
(3) These options were cancelled on October 10, 2001.
(4) Effective December 19, 2001, Mr. Rico was appointed President and Chief Executive Officer of Raytec Technologies, Inc., one of the Company's wholly-owned subsidiaries.
(5) Effective December 19, 2001, Mr. Thompson was appointed President and Chief Executive Officer of Raytec Corporation, a wholly-owned subsidiary of the Company.

Long-Term Incentive Plans - Awards in Most Recently Completed Fiscal Year

The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company's most recently completed fiscal year. A "Long-Term Incentive Plan" is a plan under which awards are made based on *performance over a period longer than* one fiscal year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

Options/SARs Granted During the Most Recently Completed Fiscal Year

During the most recently completed fiscal year, there were no incentive stock options granted to the Named Executive Officers and no SARs (stock appreciation rights) were granted during this period.

Aggregated Option/SAR Exercises During the Most Recently Completed Fiscal Year and Fiscal Year End Option/SAR Values

The following table sets out incentive stock options exercised by the *Named Executive Officers, during* the most recently completed fiscal year as well as the fiscal year end value of stock options held by the Named Executive Officers. *During this period*, no outstanding SARs were held by the Named Executive Officers.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($) [1]	Unexercised Options at Fiscal Year-End Exercisable/Unexercisable (#)	Value of Unexercised In-the-Money Options at Fiscal Year-End ($) Exercisable / Unexercisable [3]
Jerry A. Minni	50,000	$27,500 [2]	Nil / Nil	Nil / Nil
Bernardo N. Rico	Nil	N/A	20,000 / Nil	Nil / Nil
Robert L. Thompson	Nil	N/A	10,000 / Nil	Nil / Nil

(1) *Based on the difference between the option* exercise price and the closing market price of the Company's shares on the date of exercise.
(2) The 50,000 stock options were exercised on February 12, 2002 when the market price of the underlying securities was $0.75 per share. The option exercise price was $0.20.
(3) In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds *the option exercise price*. The closing market price of the Company's shares as at October 30, 2002, (ie. the last day that the Company's shares were traded prior to fiscal year end) was $0.18.

Termination of Employment, Change in Responsibilities and Employment Contracts

Pursuant to an employee services agreement made as of August 1, 1996 and amended December 30, 1996 (the "Minni Agreement") between the Company and Jerry A. Minni, the Chairman of the Board, and the President, Chief Executive Officer and Chief Financial Officer of the Company, the Company pays to Mr. Minni the *monthly* salary of $10,000. Mr. Minni may terminate the Minni Agreement by giving one month's written notice to the Company and the remuneration payable under the Minni Agreement *shall be proportioned to the date* of such termination. The Company may terminate the Minni Agreement upon the disability of Mr. Minni, or for just cause, as defined in the *Minni Agreement, without any remuneration* payable to him.

Pursuant to an employee services agreement made as of July 1, 2002 (the "Rico Agreement") between Raytec Technologies, Inc. (the "Subsidiary"), one of the Company's wholly-owned subsidiaries, and Bernard A. Rico, the President and Chief Executive Officer of the Subsidiary, the Company pays to Mr. Rico a monthly salary of US$5,000. Mr. Rico may terminate the Rico Agreement by giving 60 days' written notice to the Subsidiary and the remuneration payable shall be proportioned to the date of such termination. The Subsidiary must provide written notice to Mr. Rico if the Rico Agreement is terminated without just cause, such notice to expire on the later of July 1, 2004 or 26 weeks from the date of such notice, or reasonable compensation in lieu of notice. The Rico Agreement also provides that, upon the Subsidiary being acquired by My Venture Inc. ("My Venture"), as more particularly set out in the Company's Information Circular dated March 14, 2002 and disseminated to shareholders in respect of the Company's 2002 annual *general meeting*, Mr. Rico *will be entitled to* receive shares of My Venture, subject to regulatory acceptance and hold periods imposed by the regulatory authorities in addition to the *annual salary of* US$60,000.

Prior to Mr. Rico entering into the Rico Agreement, he was receiving an annual salary of US$130,000 pursuant to the terms of an employee services agreement made as of April 1, 2000 between Raytec Corporation, also a subsidiary of the Company, and Mr. Rico. On Mr. Rico's resignation as President and Chief Executive Officer of Raytec Corporation, effective December 19, 2001, this agreement was terminated. Mr. Rico continued to receive a monthly salary of US$5,000 until entering into the Rico Agreement.

There are no other compensatory plans or arrangements with respect to the Named Executive Officers resulting from the resignation, retirement or *other termination of employment or from a change* of control of the Company.

Compensation of Directors

Compensation for the Named Executive Officers has already been disclosed above. No cash compensation was paid to any director of the Company for the director's services as a director during the fiscal year ended October 31, 2002.

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the TSX Venture Exchange. During the most recently completed financial year, the Company granted incentive stock options to purchase an aggregate 48,000 common shares to a director.

MANAGEMENT CONTRACTS

Management functions of the Company are substantially performed by directors or senior officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the last completed fiscal year, no insider of the Company, nominee for director, or any associate or affiliate of an insider or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company, or any of its subsidiaries.

On December 16, 2002, the Company announced the completion of the private placement arranged by one of the Company's subsidiaries, Raytec Corporation ("Raytec"), of 2,000,000 common shares of Raytec at a price of US$0.17 per share. Insider participants of this non-brokered private placement were Jerry Minni, the Chairman of the Board, and the President, Chief Executive Officer, Chief Financial Officer and a director of the Company, and an officer and director of Raytec, as to 137,000 common shares of Raytec, Jerry Bella, a director of the Company, as to 1,000 common shares of Raytec, and Robin Blues, a director of the Company, as to 1,000 common shares of Raytec.

On January 3, 2003, the Company announced that it had completed the private placement of 1,000,000 units of the Company at a price of $0.13 per unit. Each unit consists of one common share of the Company and one non-transferable share purchase warrant entitling the holder to purchase an additional common share of the Company at a price of $0.17 per share for a period of two years. Insider participants in this non-brokered private placement were Jerry Minni, as to 800,000 units of the Company.

Pursuant to a distributorship agreement (the "Distributorship Agreement") dated July 26, 2002 between the Subsidiary and Fractal, Inc. ("Fractal"), also a wholly-owned subsidiary of the Company, the Company was granted exclusive distribution rights in North America to sell and distribute the Subsidiary's dry-media chlorine dioxide products to the retail food industry, including rights to develop applications using dry chlorine dioxide. Under the terms of the Distributorship Agreement, the Company is required to maintain minimum annual purchase requirement for exclusivity and pay to the Subsidiary a royalty equal to 3% of gross sales for applications and programs developed and marketed using dry media chlorine dioxide. The Company, the Subsidiary and Fractal share one common director, namely Jerry Minni.

The Company is subject to the following Promissory Notes. The Company shares one common director with the note holders, namely Jerry Minni.

Payee	Interest Rate	Repayment Terms	Amount Outstanding as at October 31, 2002 (fiscal year end)
My Venture Inc.	6%	Due on demand. Interest payable monthly.	$85,000
Badger Properties, LLC	Nil	Due on February 15, 2003. Repayable at $14,160 per quarter.	$56,640

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting. For the purpose of this paragraph, "Person" shall include each person: (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company's last fiscal year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

NUMBER OF DIRECTORS

Management of the Company is seeking shareholder approval of an ordinary resolution determining the number of directors of the Company at three for the ensuing year.

ELECTION OF DIRECTORS

Pursuant to the Articles of the Company, the board of directors is currently divided into three classes, designated as Class I, Class II and Class III, to provide for a rotation of the terms of office for the directors. The initial terms of office is one year for Class I, two years for Class II and three years for Class III. At each general meeting after such initial classification, directors elected to replace those whose terms expire at such general meeting shall be elected to hold office until the third succeeding general meeting.

Each director elected will hold office until the expiration of his respective term or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or with the provisions of the *Company Act* (British Columbia) ("Company Act").

The term of office of Robin D.A. Blues, a Class I director, will expire at the conclusion of the Meeting, while the terms of office of Jerry Bella, a Class II director, and Jerry A. Minni, a Class III director, will expire at the conclusion of the 2004 and 2005 annual general meetings, respectively. Accordingly, the number of directors to be elected at the Meeting is now one.

The person named below will be presented for election at the Meeting as management's nominee for a Class I director. Management does not contemplate that this nominee will be unable to serve as a Class I director. The following table sets out the name of the nominee for election as a Class I director, the country in which he is ordinarily resident, all offices of the Company now held by him, his principal occupations, the period of time for which he has been a director of the Company and the number of common shares of the Company or any of its subsidiaries beneficially owned by him, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name, Present Position(s) with the Company [1] and Place of Residence	Principal Occupation [2]	Class of Director	Date(s) Served as a Director Since	Ownership or Control Over Voting Shares Held [3]
Robin D.A. Blues Director of the Company. *Canada*	Business Executive; Formerly, Partner in Morton & Company, Barristers and Solicitors.	Class I Term expires in 2006.	November 15, 2001	4,400

(1) For the purposes of disclosing positions held in the Company, "Company" includes the Company and any parent or subsidiary thereof.
(2) Unless otherwise stated above, any nominees named above not elected at the last annual general meeting have held the principal occupation or employment indicated for at least five years.
(3) The information as to country of residence, principal occupation and number of shares beneficially owned by the nominees (directly or indirectly or over which control or direction is exercised) is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

The Company has an Audit Committee of which Jerry A. Minni, Jerry Bella and Robin D.A. Blues are members.

An Advance Notice of Meeting inviting nominations for election as directors, as required by section 111 of the Company Act, was published in The Vancouver Sun, a Vancouver, British Columbia newspaper, on February 13, 2003. Copies of such Advance Notice of Meeting were delivered to the British Columbia and Alberta Securities Commissions and the TSX Venture Exchange pursuant to the regulation under the Company Act.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE AND SENIOR OFFICERS

During the last completed fiscal year, no director, executive officer, senior officer or nominee for director of the Company, or any of their associates, has been indebted to the Company, or any of its subsidiaries, nor has any of *these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support in* agreement, letter of credit or other similar arrangement or understanding provided by the Company, or any of its subsidiaries.

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the appointment of Manning Elliott, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of the shareholders at a remuneration to be fixed by the directors. The auditor was first appointed on February 18, 1994.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

CERTIFICATE

The foregoing contains no untrue statements of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

IT IS AN OFFENCE UNDER THE *SECURITIES ACT* (ALBERTA), THE *SECURITIES REGULATION* (ALBERTA) AND THE ALBERTA *SECURITIES COMMISSION RULES* (TOGETHER THE "ALBERTA ACT") FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ALBERTA ACT THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ON BEHALF OF THE BOARD

"Jerry A. Minni"
Jerry A. Minni
Chairman of the Board, President, Chief Executive Officer and Chief Financial Officer

PROXY

THIS PROXY IS SOLICITED BY MANAGEMENT OF RAYTEC DEVELOPMENT CORP. (THE "COMPANY") FOR USE AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS (THE "MEETING") TO BE HELD ON TUESDAY, APRIL 22, 2003 AND ANY ADJOURNMENT THEREOF.

The undersigned shareholder of the Company hereby appoints **Jerry A. Minni**, the Chairman of the Board, President, Chief Executive Officer, Chief Financial Officer, and a director of the Company, or failing this person, **Jerry Bella**, a director of the Company, or in the place of both of the foregoing, ______________________________ (PLEASE PRINT NAME), as proxyholder for and on behalf of the undersigned, with power of substitution, to attend, act and vote for and in the name of the undersigned at the Meeting and at every adjournment thereof, with respect to all or _______________ of the common shares of the Company registered in the name of the undersigned. Unless otherwise expressly stated herein by the undersigned, receipt of this proxy, duly executed and dated, revokes any former proxy given to attend and vote at the meeting and at any adjournment thereof. **Unless the undersigned directs otherwise, the nominee is hereby instructed to vote the common shares of the Company held by the undersigned as follows:**

		For	Against
1.	To determine the number of directors at three.	☐	☐
		For	Withhold
2.	To elect Robin D.A. Blues as a Class I director.	☐	☐
3.	To appoint Manning Elliott, Chartered Accountants, as the auditor of the Company.	☐	☐

		For	Against
4.	To authorize the directors to set the auditor's remuneration.	☐	☐
5.	To approve the transaction of other business.	☐	☐

The undersigned shareholder hereby revokes any proxy previously given to attend and vote at the Meeting.

Signature: ________________________________ **Date:** ________________________
(Proxy must be signed and dated)

Name: ________________________________
(Please Print)

If someone other than the named shareholder signs this Proxy on behalf of the named shareholder, documentation acceptable to the Chairman of the Meeting must be deposited with this Proxy granting signing authority to the person signing the proxy.

*To be used at the Meeting, this Proxy must be received at the offices of **Pacific Corporate Trust Company** by mail or by fax no later than 48 hours (excluding Saturdays, Sundays and holidays) preceding the Meeting or with the Chairman of the Meeting on the day of the Meeting prior to its commencement. The mailing address of **Pacific Corporate Trust Company** is **10th Floor, 625 Howe Street, Vancouver, British Columbia, Canada V6C 3B8** and its fax number is **(604) 689-8144**.*

1. ***If the shareholder wishes to attend the Meeting to vote on the resolutions in person***, please register your attendance with the Company's scrutineers at the Meeting.

2. ***If the shareholder's securities are held by an intermediary (eg. a broker) and the shareholder wishes to attend the Meeting to vote on the resolutions***, please insert the shareholder's name in the blank space provided, do not indicate a voting choice by any resolution, sign and date and return the Proxy in accordance with the instructions provided by the intermediary. Please contact the intermediary if there are any questions. At the Meeting a vote will be taken on each of the resolutions as set out on this Proxy and the shareholder's vote will be counted at that time.

3. ***If the shareholder cannot attend the Meeting but wishes to*** vote on the resolutions, the shareholder can ***appoint another person,*** who need not be a shareholder of the Company, to vote according to the shareholder's instructions. To appoint someone other than the nominees named by management, please insert your appointed proxyholder's name in the space provided, sign and date and return the Proxy. Where no choice on a resolution is specified by the shareholder, this Proxy confers discretionary authority upon the shareholder's appointed proxyholder to vote for or against or withhold vote with respect to that resolution, provided that with respect to a resolution relating to a director nominee or auditor, the proxyholder only has the discretion to vote or not vote for such nominee.

4. ***If the shareholder cannot attend the Meeting but wishes to*** vote on the resolutions and to ***appoint one of the nominees named by management*** as proxyholder, please leave the wording appointing a nominee as shown, sign and date and return the Proxy. Where no choice is specified by a shareholder on a resolution shown on the Proxy, a nominee of management acting as proxyholder will vote the securities as if the shareholder had specified an affirmative vote.

5. The securities represented by this Proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot of a resolution that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the Proxy, or matters which may properly come before the Meeting, the securities will be voted by the nominee appointed as the proxyholder, in its sole discretion, sees fit.

6. If the shareholder votes by completing and returning the Proxy, the shareholder may still attend the Meeting and vote in person should the shareholder later decide to do so. To vote in person at the Meeting, the shareholder must revoke the Proxy in writing as set forth in the Information Circular.

7. This Proxy is not valid unless it is dated and signed by the shareholder or by the shareholder's attorney duly authorized by the shareholder in writing, or, in the case of a corporation, by its duly authorized officer or attorney for the corporation. If the Proxy is executed by an attorney for an individual shareholder or joint shareholders or by an officer or an attorney of a corporate shareholder, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof, must accompany the Proxy.

8. To be valid, this Proxy, duly dated and signed, must arrive at the office of the Registrar and Transfer Agent of the Company, Pacific Corporate Trust Company, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, or delivered to the Chairman of the Meeting prior to the commencement of the Meeting.

Supplemental Mailing List Return Card (National Policy 41)

In accordance with National Policy Statement No 41/Shareholder Communication (the "Policy") and pursuant to the British Columbia Securities Act and Rules:

> Any registered shareholder may elect annually to have his or her name added to an issuer's supplemental mailing list in order to receive quarterly reports for the issuer's first, second, and third fiscal quarters. All Registered shareholders will automatically receive a quarterly report for an issuer's fourth fiscal quarter; while only Non-registered shareholders entitled to receive an issuer's audited financial statements, pursuant to the Policy, will receive a quarterly report for an issuer's fourth fiscal quarter.

To use electronic methods for communication between issuers and their shareholders, we are requesting that you provide us with your email address.

You may complete an electronic version of this form at: ***www.pctc.com/servlets/supp_list***

I, the undersigned, certify that I am the owner of the securities (other than debt instruments) of the Company shown below, and request that my name be placed on the Company's Supplemental Mailing List in respect of its quarterly financial statements.

Name of Company in which you are a Shareholder:
Must be completed. (Please Print)

Name: ______________________ Address ______________________

City/Prov/State/ Postal Code: ______________________ Preferred Method of Communication: Email_____ or Mail_____

Signature: ______________________ Date: __________ Email Address: ______________________

Online: www.pctc.com/servlets/supp_list
Email: pacific @pctc.com
Fax: (604) 689-8144





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0426559900 01

PACIFIC CORPORATE TRUST COMPANY
FLOOR 10
625 HOWE STREET
VANCOUVER BC V6C 9Z9

#82-3553

BC FORM 51-901F

QUARTERLY REPORT AND YEAR END REPORT

Incorporated as part of:__X__ Schedule A

______ Schedule B & C

ISSUER DETAILS:

NAME OF ISSUER Raytec Capital Corp.

ISSUER'S ADDRESS 1104 - 750 West Pender Street, Vancouver, B.C. V6C 2T8

ISSUER TELEPHONE NUMBER (604) 683-8610

CONTACT PERSON Jerry A. Minni

CONTACT'S POSITION President

CONTACT TELEPHONE NUMBER (604) 683-8610

FOR QUARTER ENDED January 31, 2003

DATE OF REPORT March 31, 2003

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Jerry A. Minni"	Jerry A. Minni	"03/03/31"
DIRECTOR'S SIGNATURE	PRINT NAME IN FULL	DATE SIGNED (YY/MM/DD)
"Jerry M. Bella"	Jerry M. Bella	"03/03/31"
DIRECTOR'S SIGNATURE	PRINT NAME IN FULL	DATE SIGNED (YY/MM/DD)

RAYTEC CAPITAL CORP.

CONSOLIDATED FINANCIAL STATEMENTS

JANUARY 31, 2003

(UNAUDITED)

CONSOLIDATED BALANCE SHEET

CONSOLIDATED STATEMENT OF DEFICIT

CONSOLIDATED STATEMENT OF LOSS

CONSOLIDATED STATEMENT OF CASH FLOWS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PREPARED BY MANAGEMENT

RAYTEC CAPITAL CORP.

CONSOLIDATED BALANCE SHEET AS AT JANUARY 31, 2003

ASSETS

	Jan. 31, 2003	Oct. 31, 2002
CURRENT		
Cash and short term investments	$ -	$ 23,856
Accounts receivable	934,138	815,701
Inventories	400,829	584,460
Prepaid expenses and deposits	71,057	96,347
	1,406,024	1,520,364
CAPITAL ASSETS (Note 3)	148,209	177,044
PATENTS, TRADEMARKS AND LICENCES	102,933	103,855
	$ 1,657,166	$ 1,801,263

LIABILITIES

	Jan. 31, 2003	Oct. 31, 2002
CURRENT		
Short term indebtedness (Note 4)	$ 724,261	$ 813,768
Accounts payable and accrued liabilities	1,837,985	1,814,685
Advances	93,450	93,450
Deferred revenue	322,192	324,250
Current portion of long-term debt	289,967	248,490
	3,267,855	3,294,643
LONG-TERM DEBT (Note 5)	455,850	498,302
SUBSCRIPTIONS RECEIVED	574,131	398,667
	4,297,836	4,191,612

SHAREHOLDERS' EQUITY

	Jan. 31, 2003	Oct. 31, 2002
SHARE CAPITAL (Note 6)	13,855,889	13,855,889
DEFICIT	(16,496,559)	(16,246,238)
	(2,640,670)	(2,390,349)
	$ 1,657,166	$ 1,801,263

APPROVED BY THE DIRECTORS:

"Jerry A. Minni"

"Jerry M. Bella"

The accompanying notes are an integral part of the financial statements.

PREPARED BY MANAGEMENT

RAYTEC CAPITAL CORP.

CONSOLIDATED STATEMENT OF DEFICIT

FOR THE THREE MONTH PERIOD JANUARY 31, 2003

	THREE MONTHS ENDED JANUARY 31	
	2003	2002
DEFICIT, BEGINNING OF PERIOD	$ (16,246,238)	$ (14,199,632)
NET LOSS FOR THE PERIOD	(250,321)	(384,866)
DEFICIT, END OF PERIOD	$ (16,496,559)	$ (14,584,498)

The accompanying notes are an integral part of these financial statements.

PREPARED BY MANAGEMENT

RAYTEC CAPITAL CORP.

CONSOLIDATED STATEMENT OF LOSS

FOR THE THREE MONTH PERIOD ENDED JANUARY 31, 2003

	THREE MONTHS ENDED JANUARY 31	
	2003	2002
SALES	$ 1,116,587	$ 1,477,464
COST OF SALES		
Material, wages and subcontracts	845,980	1,017,940
GROSS PROFIT	270,607	459,524
OPERATING EXPENSES		
Investor communications	33,449	36,696
Office and miscellaneous	134,363	145,714
Professional fees	26,201	87,532
Rent	23,379	50,901
Sales and marketing	133,384	171,411
Telephone	7,061	23,096
Transfer agent and filing fees	3,204	2,543
Travel	5,960	18,123
Wages and employee benefits	129,541	199,807
	496,542	735,823
OPERATING INCOME (LOSS)	(225,935)	(276,299)
OTHER EXPENSES (INCOME)		
Amortization	32,768	32,537
Exchange loss/gain	(71,628)	39,772
Interest expense	52,312	75,655
Other expenses	10,934	(39,397)
Loss on sale of investments	-	-
	24,386	108,567
NET LOSS FOR THE PERIOD	$ (250,321)	$ (384,866)
LOSS PER SHARE	$ 0.01	$ 0.02

The accompanying notes are an integral part of these financial statements.

PREPARED BY MANAGEMENT

RAYTEC CAPITAL CORP.

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

FOR THE THREE MONTH PERIOD ENDED JANUARY 31, 2003

	THREE MONTHS ENDED JANUARY 31	
	2003	2002
OPERATING ACTIVITIES		
Net loss for the period	$ (250,321)	$ (384,866)
Add items not involving cash:		
Amortization	32,768	32,537
	(217,553)	(352,329)
Cash provided (used) by net changes in non-cash working capital items	87,409	(43,121)
	(130,144)	(395,450)
FINANCING ACTIVITIES		
Proceeds from share subscriptions	175,464	63,000
Long-term debt (net)	(975)	326,446
	174,489	389,446
INVESTING ACTIVITIES		
Acquisition of capital assets	-	(9,362)
INCREASE (DECREASE) IN CASH	44,345	(15,366)
CASH, BEGINNING OF PERIOD	(114,540)	163,409
CASH, END OF PERIOD	$ (70,195)	$ 148,043
CASH AND CASH EQUIVALENTS CONSIST OF:		
Cash and short term investments	$ -	$ 148,043
Bank overdraft	(70,195)	-
	$ (70,195)	$ 148,043

The accompanying notes are an integral part of these financial statements.

PREPARED BY MANAGEMENT

RAYTEC CAPITAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JANUARY 31, 2003

1. NATURE OF OPERATIONS

The Company is engaged, in the distribution of perishable control systems for the retail and wholesale grocery industry in the development and marketing of products and processes for protection of perishable products and bacterial control.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Principles of Consolidation

These financial statements present the financial position, results of operations and changes in financial position of the Company and its subsidiaries on a going concern basis in accordance with Canadian generally accepted accounting principles.

b) Revenue Recognition

Sales of perishable control systems are recorded upon substantial completion of performance. Performance is considered to be substantially complete upon shipment of goods.

c) Foreign Currency Translation

Transactions and balances in foreign currencies are translated into Canadian dollars using the temporal method. Accordingly revenue, expenses and non-monetary balances are translated at the rate of exchange prevailing at the transaction dates, and monetary balances are translated at the rate prevailing at the balance sheet date. Resulting exchange gains and losses are included in the determination of income.

d) Inventory

Inventory consists chiefly of component parts recorded at the lower of cost, determined on a first-in-first-out basis, and net realizable value.

e) Capital Assets

Amortization is recorded over the useful lives of the assets which are estimated to be as follows:

Property and equipment:	
Equipment	3 to 5 years
Furniture and fixtures	3 to 5 years
Leasehold improvements	3 years
Vehicles	3 to 5 years
Patents and trademarks	17 years

f) Goodwill

Goodwill arose upon the acquisition of shares in the subsidiaries and assets which represent the excess of the purchase prices over the fair market value of the underlying net tangible assets. Goodwill is amortized over 40 years by the straight-line method.

g) Deferred Development Costs

Costs incurred in the development of new products and processes for the protection of perishable foods and bacterial control are deferred until commencement of commercial production or abandonment of development. Where commercial production proceeds, the related costs are amortized over the estimated economic life of the product or process. Where development is abandoned, the related costs are written off.

h) Loss per Share

The loss per share is based on the weighted average number of shares outstanding during the year.

3. CAPITAL ASSETS

Capital assets consist of the following:

	2003	2002
Equipment	$ 364,415	$ 364,566
Furniture and fixtures	57,001	57,001
Vehicles	97,163	97,163
Leasehold improvements	3,191	3,191
	521,770	521,921
Less: Accumulated amortization	373,561	344,877
	$ 148,209	$ 177,044

4. SHORT TERM INDEBTEDNESS

The short term indebtedness is a line of credit with a limit of US $800,000, due on May 16, 2003 and secured by a first lien position on accounts receivable, contract rights, chattel paper, documents instruments, general intangibles, raw materials, work in progress, finished goods and proceeds thereof. The lien bears interest at 0.05% applied to the daily outstanding balance, equivalent to 1.5% per month.

5 LONG-TERM DEBT

Long-term debt consists of the following:	2003	2002
Promissory Note for US $450,000 principle plus Accrued interest repayable on January 31, 2004 at 8% per annum.	$ 700,875	$ 700,875
Promissory Note for US $23,599 repayable in monthly instalments of $2,509 plus interest at 9% per annum maturing January 31, 2003	36,755	36,755
Capital equipment lease for US $5,882 secured by Related equipment and repayable in monthly instalments of US $325 including interest at 13.23%	8,187	9,162
	745,817	746,792
Less: Current portion	289,967	248,490
	$ 455,850	$ 498,302

6. SHARE CAPITAL

a) Authorized

100,000,000 Common shares without par value.

b) Issued and Fully Paid:

	Number of Shares	Amount
Balance October 31, 2001	4,242,305	$ 13,654,889
Shares cancelled	(90,000)	-
Issue of warrants and options	315,000	63,000
Private placements	540,000	138,000
Balance October 31, 2002 and January 31, 2003	5,007,305	$ 13,855,889

See Note 8

c) Warrants

As at January 31, 2003 the following warrants were outstanding:

Number or Warrants	Exercise Price	Expiry Date
90,000	$ 0.80	March 8, 2003

d) Options

As at January 31, 2003, the following directors and employee stock options were outstanding:

Number of Options	Exercise Price	Expiry Date
12,000	$ 10.00	April 15, 2003
3,300	$ 6.25	April 15, 2003
290,000	$ 0.20	October 10, 2003
48,000	$ 0.48	November 23, 2003
110,000	$ 0.30	June 4, 2004

7. COMMITMENTS

Annual minimum rental obligations under an operating lease for premises are as follows:

2003	$ 409,750
2004	298,000
2005	273,000
2006	125,000
	$ 1,105,750

8. SUBSEQUENT EVENT

Subsequent to January 31, 2003, the Company completed a private placement of 1,000,000 units at $0.13 each for total proceeds of $130,000. Each unit consists of one share and one share purchase warrant exercisable at $0.17 each for a two year period.

Subsequent to January 31, 2003, a subsidiary of the Company completed a purchase placement of 2,000,000 common shares at US $0.17 each for total proceeds of US $340,000, diluting the Company's ownership from 100% to 80%.

BC FORM 51-901F

QUARTERLY REPORT AND YEAR END REPORT

Incorporated as part of:______ Schedule A

__X__ Schedule B & C

ISSUER DETAILS:

NAME OF ISSUER Raytec Development Corp. (Formerly Raytec Capital Corp.)

ISSUER'S ADDRESS 1104 - 750 West Pender Street, Vancouver, B.C. V6C 2T8

ISSUER TELEPHONE NUMBER (604) 683-8610

CONTACT PERSON Jerry A. Minni

CONTACT'S POSITION President

CONTACT TELEPHONE NUMBER (604) 683-8610

WEB ADDRESS www.raytecnet.com

FOR QUARTER ENDED January 31, 2003

DATE OF REPORT March 31, 2003

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Jerry A. Minni"	Jerry A. Minni	"03/03/31"
DIRECTOR'S SIGNATURE	PRINT NAME IN FULL	DATE SIGNED (YY/MM/DD)
"Jerry M. Bella"	Jerry M. Bella	"03/03/31"
DIRECTOR'S SIGNATURE	PRINT NAME IN FULL	DATE SIGNED (YY/MM/DD)

SCHEDULE A: FINANCIAL INFORMATION

See attached financial statements of the Company for the period ended January 31, 2003.

1. Analysis of expenses and deferred costs:
   a) Breakdown of expenditures by major category:
      See Schedule A - Financial Statements

2. Related party transactions:
   a) There were no related party transactions during the period.

3. Summary of securities issued and options granted during the period:
   a) Securities issued during the period:
      No securities were issued during the period.

   b) Options granted during the period:
      No options were granted during the period.

4. Summary of securities at the end of the reporting period:
   a) Authorized capital stock:
      See Schedule A - Financial Statements - Note 6 (a).
   b) Issued capital stock:
      See Schedule A - Financial Statements - Note 6 (b).
   c) Options, warrants and convertible securities outstanding:
      See Schedule A - Financial Statements - Note 6 (c).
   d) Shares in escrow of subject pooling:
      There are no shares subject to escrow or a pooling agreement.

5. List of directors and officers
   a) Directors:
      Jerry A. Minni
      Robin D.A. Blues
      Jerry M. Bella
   b) Officers:
      Jerry A. Minni - Chairman, President, Chief Executive Officer, Chief Financial Officer
      Toni Vodola - Secretary

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Description of the Business

The Company is a leading manufacturer, developer and marketer of perishable food control systems and antimicrobial products. As a result of various acquisitions and technological developments the three key components of the Company's business are defined as follows:

- ***Core Business*** - Manufacture, development and marketing of misting, humidification and water treatment equipment for the retail and food storage industry.
- ***Service*** - Installation, preventive maintenance and emergency service through a well-trained network of field technicians.
- ***Antimicrobials*** - Manufacture and marketing of a proprietary line of chlorine dioxide-based products for all aspects of food processing and sanitation.

Discussion of Operations and Financial Conditions

The Company's consolidated revenues for the first quarter was $1.11 million, down from $1.47 million for the comparative period. The decrease was a result of general market and economic conditions. The Company is projecting an overall increase in sales in our core business in fiscal 2003. The sales in the antimicrobial division were less than anticipated due to delays in registration of products.

Manufacturing and installation costs for the first quarter was 75.8% of revenues, up 7% from the comparative period. The change was attributed to product mix.

General and administrative expenses decreased 5.4% of revenues during the first quarter. The Company continues to decrease its administrative costs each year.

Selling and marketing expenses remained consistent with the comparable period.

The Company did not undertake any material investing activities during the first quarter.

During the first quarter the Company reported an operating loss of $250,321 as compared to an operating loss of $384,866 for the comparative period. In the current year the Company has adopted a policy of expensing all development cost previously capitalized.

The Company has annual minimum rental obligations under leases for premises, which amount to $1,105,750 over the next five years.

The Company recently announced that it intends to take its technology subsidiary, Raytec Technologies Inc. public in effort to focus the core business and the technology subsidiary on growth opportunities in their most promising markets. The Company will maintain majority control of the subsidiary and will continue to work closely with respect to applications for perishable products.

There were no legal proceedings against the Company during the first quarter.

The Company has not entered into an investor relations activity contract with an outside firm. The Company's investor relations activities involve addressing responses to shareholders of questions directed to the directors.

Subsequent Events

Subsequent to January 31, 2003, the Company completed a private placement of 1,000,000 units to net the Company $130,000

Subsequent to January 31, 2002, a subsidiary of the Company completed a private placement of 2,000,000 shares to net the subsidiary US $340,000

Financings Conditions, Liquidity and Solvency

The Company utilized credit facilities available during the year and from time to time relies on the sale of its treasury shares to investors to raise the required capital to fund its operations and development. A number of factors affect the ability of the Company to sell shares to raise capital for its business activities. These include stock market conditions, the Company's previous record in such endeavors and the experience and reputation of its management.

The Company intends to continue to finance its growth and operations primarily through internal cash flow, equity offerings and short-term borrowings as required.

The Company's working capital deficiency at January 31, 2003 was $1,861,831. Subsequently to January 31, 2003, the Company received $663,300 from the completion of two private placements.